CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE NINE MONTHS ENDED SEPT. 30, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013
Earnings from continuing operations	$124,509		$150,410
Income taxes	59,375		79,381
Earnings from continuing operations before income taxes	$183,884		$229,791
Fixed charges:
Interest	$53,808		$80,905
Amortization of debt expense, premium, net	2,336		3,088
Portion of rentals representative of an interest factor	279		488
Interest of capitalized lease	379		622
Total fixed charges	$56,802		$85,103
Earnings from continuing operations before income taxes	$183,884		$229,791
Plus: total fixed charges from above	56,802		85,103
Plus: amortization of capitalized interest	319		204
Earnings from continuing operations before income taxes and fixed charges	$241,005		$315,098
Ratio of earnings to fixed charges	4.24	X	3.70	X